Exhibit 99.1

Alibaba Group Announces Passing Away of an Independent Director

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”) announces with deepest sorrow that Mr. Walter Teh Ming Kwauk (“Mr. Kwauk”), an independent director of the Company, chairman of the Company’s audit committee and member of the Company’s compensation committee and sustainability committee, passed away on November 24, 2022.

Mr. Kwauk served as our independent director since 2014 and made invaluable contributions to our corporate governance practices and the effective operation of our board of directors (“Board”) during his tenure of office. The Board would like to express our greatest appreciation for the late Mr. Kwauk’s valuable contribution to the Company and convey our sincere condolences to his family and friends. Those of us who have been fortunate enough to know and work with Mr. Kwauk have lost a dear friend.

As at the date of this announcement, (i) the Board has five directors and five independent directors, and (ii) the audit committee comprises three members, all being independent directors and financially literate, and at least one of whom satisfies the criteria of an “audit committee financial expert” under Item 16A of Form 20-F and has accounting or related financial management expertise. The Company will appoint a chairman of the audit committee and fill the vacancies of the compensation committee and the sustainability committee as soon as practicable.

November 25, 2022

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